

Jason M. · 3rd

Distilled Bath and Body LLC

Fort Collins, Colorado, United States · 310 connections ·

Contact info

 **Distilled Bath and Bc**

 **Colorado School of N**

Experience



Co-Owner
Distilled Bath and Body
May 2019 – Present · 1 yr 7 mos



IT Manager
Automation-X
Nov 2014 – May 2019 · 4 yrs 7 mos
Fort Collins, Colorado Area

I was the head of IT and Netsuite Administration for one of the largest oil and gas automation companies. Modernized company IT infrastructure by moving all functionality into the cloud(AD, email, ERP etc) and implemented new security procedures.

...see mor

SEO and eCommerce Manager
Cantitoe Road
Jan 2014 – Nov 2014 · 11 mos
Fort Collins, Colorado Area

I managed www.cantitoeroad.com (a bicycle accessories importer, distributor, and retailer) using 3dCart's CMS as well as Cantitoe Road's Amazon Seller Central account.

...see mor

I was accountable for increasing and tracking performance using SEO, Google Analytics

Missionary/Nonprofit Project Manager

MINISTERIO DE AMOR PELA FE INTERNACIONAL

Jul 2011 – Jan 2014 · 2 yrs 7 mos

Guinea-Bissau

I believe and understand that management is always communication based. Even project or financial management is ultimately managing people. I encourage earnest and sincere relationships and constant clear communication.

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Client Services

Support One, Inc

May 2012 – Sep 2013 · 1 yr 5 mos

Golden, CO

I was responsible for software and IT support, upgrades, and implementation for: SAP Business One, Crystal Reports, SAP On-Demand, iVend POS, iVend eCommerce, and SAP ByDesign. This software gave me expertise with enterprise resource planning (ERP), customer resource management, eCommerce, Point of Sale and financial management.

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Show 5 more experiences ⌄

Education



Colorado School of Mines

Bachelor of Science, Economics

Activities and Societies: Drama Club Technical Director, Kayak Club, Ballroom Dance Club, Campus Crusade

Eagle Valley High School



Colorado School of Mines

Minor, Materials Engineering

2001 – 2008

Activities and Societies: Drama, Kayak Club, Ballroom Dance, FCA, Campus Crusade, Foundry,

Licenses & certifications

SAP Certified Application Associate - SAP Business One 8.8
SAP
Issued Jun 2012 · No Expiration Date
Credential ID 009654058



